Exhibit 99.1

Bayer AG Media Conference Call

May 23, 2016 — 8 a.m. CEST

TRANSCRIPT OF THE MEDIA CONFERENCE CALL

Introduction

Host

Thank you very much and good morning to all of you and thank you very much for joining us at really such a short notice this morning. I’d like to welcome you to our media call about Bayer’s offer to acquire Monsanto and with me here are Werner Baumann, the CEO of Bayer, Johannes Dietsch, the CFO of Bayer, and Liam Condon, Board Member of Bayer and the head of our Crop Science division. We ask for your understanding that we will close the call after 45 minutes and limit the Q&A session to two questions per person. We are also going to host a second call at 4:30 p.m. today, also especially with focus for the Americas.

Before we now start, I’d like to draw your attention to the legal information at the beginning of this presentation,

and I would now like to hand over to Werner Baumann.

Werner Baumann, CEO of Bayer AG

Ladies and gentlemen, good morning, and thank you for joining our conference call today. It is my pleasure to announce our proposal to acquire Monsanto. The agriculture industry is at the heart of one of the greatest challenges of our time: how to feed an additional three billion people in the world by 2050. At Bayer, we are passionate about tackling large societal challenges through innovation, science and always with responsibility. It is our core capability to develop innovative businesses in the life sciences and turn them into leaders, creating superior value for our shareholders, employees and society at large.

We have long respected Monsanto’s business and share their vision of an integrated business that we believe is capable of generating substantial value for Bayer, Monsanto and all of our key stakeholders. As a matter of fact, we had discussions on multiple occasions in the last years regarding potential avenues to realize our shared vision from cooperation in specific areas to R&D agreements. Following thorough consideration and preparation, we strongly believe that it is actually the combination of the two businesses that captures best the inherent value, and we are fully committed to pursuing the transaction.

This transaction represents a compelling opportunity for Monsanto shareholders. As outlined on slide 4, we are proposing an all-cash offer of 122 dollars [US] per Monsanto share representing a premium of 37% to the Monsanto share price of US-Dollar 89.03 on May 9, 2016, that is the day prior to the offer. We believe our offer represents the best opportunity for Monsanto shareholders to generate immediate and certain value at a substantial premium.

Our offer would not be subject to a financing condition. We intend to finance the transaction with a combination of debt and equity. The expected equity portion represents approximately 25 percent of the transaction’s enterprise value and is expected to be raised primarily via a rights offering. We are highly confident in our ability to finance the transaction based on advanced discussions with and support from both Bank of America Merrill Lynch and Credit Suisse. We are also confident that we will obtain the necessary regulatory approvals.

The transaction represents a major step forward for our Crop Science business and would reinforce Bayer as a Life Science company with leadership positions in its core business segments.

Through the combination with Monsanto we would create a fully integrated leader in the agriculture industry. We will be able to offer a broad product portfolio across Seeds & Traits, Crop Protection and Biologicals and can draw on an R&D platform with capabilities in all relevant technologies and a broad and deep combined pipeline to deliver better solutions for farmers. We will also be at the forefront of digital farming, helping to prepare the industry for the next generation of farming.

In combining our two companies, we expect to create substantial value for our shareholders. We have identified significant potential for sales and cost synergies in line with industry benchmarks. We expect to realize approximately 1.5 billion dollars total synergies after year three plus additional integrated offer benefits in future years. We anticipate the deal to be accretive to core earnings per share by a mid-single-digit percentage in the first full year after closing and a double-digit percentage thereafter. In addition, we see potential to command a premium valuation for the combined Crop Science business.

Now, when you look at the criteria that we have set out for our portfolio decisions, it becomes apparent why this combination strongly fits our Life Science Strategy.

First, we are looking for businesses that have a focus on science-based innovation. Monsanto is highly innovative with a biotech-centric business model and they have leading R&D capabilities and a very high productivity to turning their innovation into sustainable applications for farmers.

Second, in our business model regulation plays an important role given the level of innovation and the impact of science. Monsanto is successful with its business model in a regulated industry. Additionally, it has built a very strong position in IP and is one of the drivers of technology in the industry.

Third, we are aiming to build industry-leading positions in our businesses. Monsanto is a leader in Seeds and Traits with very strong brands, and they are at the forefront of digital farming.

Fourth, we particularly aim to identify businesses with strong growth dynamics. Monsanto has an industry-leading secular growth profile and has a strong focus on high growth regions and segments.

Last, but not least, we are investing in highly profitable businesses, and Monsanto has an outstanding position in that regard. It can claim industry leading margins and a strong ability to generate cash.

As you see, Monsanto is a strong match in every respect and highly complementary to our business. It is an extraordinary fit and a major advance for us both at business and at group level.

A look at the 2015 pro forma Life Sciences sales with Monsanto shows the impact on the overall portfolio of Bayer. Monsanto would add 12.7 billion Euros in sales, an EBITDA of about 4 billion Euros and more than 22,500 staff to Bayer. The healthcare businesses and the agriculture business would be equally balanced and would significantly add to our leadership claim in the Life Science.

Let me now hand over to Liam Condon.

Liam Condon, Member of the Board of Bayer AG and Head of Crop Science Division

Thank you, Werner. The proposed transaction is driven by our strong belief that, while our industry has to take on enormous challenges, this combination is a powerful response. By 2050 the world’s population is expected to grow by an additional 3 billion people. This represents about six times the population of Europe today. A significant productivity increase of 60 percent is required to feed the planet. Rising protein intake will further exacerbate the problem. Land available to grow food, however, is expected to decline by around 17 percent per capita during the same period. If we factor in the effects that climate change may have on yields, what emerges is a significant gap between food requirements and production levels. Innovative and integrated solutions are required to close this gap, and this transaction represents the kind of revolutionary approach to agriculture that will be necessary to sustainably feed the world.

The fundamental challenges affecting the agriculture industry can be directly translated into a new set of requirements that farmers have in conducting their business in the next years. They have to make the right choice in the best-performing seed varieties, in the way they operate their farms and the economic use of key input factors such as seeds and traits, fertilizer and crop protection. Only then can they achieve optimal yields in a more sustainable manner.

For the Agriculture industry this means the need and the opportunity alike to provide a new set of offerings, summarized in what we call the next generation of farming: tailor-made solutions for individual farmers catering to their very complex requirements across different geographies and product categories, the need to have innovation capability at scale to be at the forefront of these developments, and the glue between all product and input elements, a digital farming solution which leverages technology to a maximum for farmers and the environment.

The proposed combination of Bayer and Monsanto will form a new global leader in an industry worth about 85 billion Euros. We are convinced that the combined business will be suited ideally to cater effectively to the requirements of the farmers and the challenges of the industry because it has equal and meaningful strengths in both agrochemicals and seeds.

The business combination would, for example, bring together Bayer’s best-in-class crop protection portfolio and our focus on plant health, chemistry, biologics, and comprehensive Life Science technology platform, with Monsanto’s best-in-class seeds and traits portfolio, its operational and scientific focus on yield, its breeding and trait development, and advanced digital applications. By combining both companies’ commitment to quality and passion for innovation, we would be able to create a highly-integrated product offering and industry-leading R&D for our customers worldwide.

Slide 12 will give you the impression of what we mean by integrated offering. The combination of Bayer and Monsanto would enable us to fully optimize all input factors a farmer needs over the growing cycle, and in combination with our superior services like intensive consultancy and innovative digital farming solutions, our customers will benefit from enhanced yields and sustainability.

In addition to broadening our product portfolio, Bayer and Monsanto’s integrated offering would significantly expand our global reach. The combined business would almost quadruple Bayer’s presence in North America, which is of particular importance, given its financial significance, and it would double Bayer’s presence in the important Latin American region.

The proposed combination of Bayer and Monsanto would create an innovation powerhouse with capabilities and critical mass in all relevant R&D platforms and technologies, ranging from breeding and traits, chemical and biological crop protection to digital farming. Our combined pro forma R&D spend would amount to around 2.5 billion Euros. The combined best-in-class R&D pipeline would enable us to better serve our customers and address their challenges and needs. The combined business would be best positioned to make new advances in agriculture.

Looking to the next ten to fifteen years, the combined business will be extremely well positioned to tackle the complex issues that farmers will face above all with a focus on sustainability. By 2025, we believe farmers can rely on much higher predictability of yield and input, there will be a very strong element of advice and service in the offering, ease of application will be key and we will see major advances in sustainability. Consequently, the agriculture industry is expected to see an extension in the business model and new ways to address the needs of farmers at farm and field level. A significant portion of sales will be related to technology and service with the main input ingredients of today integrated into a tailor-made solution.

Both companies to date have already turned their attention to digital farming, in the case of Monsanto including multi-billion dollar investments and we expect that the capabilities of the combined business will greatly contribute to superior offerings being available to farmers in the years to come.

And with that I would hand over to Johannes Dietsch.

Johannes Dietsch, CFO of Bayer AG

Thank you, Liam. As you know, Bayer is always committed to creating value for our shareholders, and with this transaction, we will continue to do so.

By transforming Bayer into a Life Science company, we have increased our market capitalization by a factor of about four since 2004, and have successfully integrated large and complex companies into our portfolio. We are very confident we will maintain this strong integration track record which we have built in the past. We assume that integrating Monsanto from a business perspective would be no more complex than some of our previous acquisitions, such as the Schering acquisition in 2006. For instance, total headcount in both cases is about the same size, and in terms of legal entities, this combination is far less complex than the Schering acquisition. Here we are talking 37 major subsidiaries compared to 154 subsidiaries in the case of Schering. We are very confident that our proven processes and experienced management team as well as superior execution enable us to deliver on our promises.

Let me spend a moment discussing how this transaction would affect Bayer from a finance perspective. Despite a larger amount of debt financing that this transaction will require, we target an investment grade rating immediately after closing of the transaction and remain committed to a single “A” credit rating category in the long-term. To ensure this, we plan to take a disciplined approach to deleveraging our balance sheet, and we believe that the strong cash flows of the combined business would contribute to improving our financial profile. Our commitment to deleveraging is more than simple words. We have a proven track record of quickly deleveraging our balance sheet after large transactions, and we aim to reduce anticipated debt levels from the combination with Monsanto in the same timely and disciplined manner.

And with that, back to Werner Baumann.

Werner Baumann, CEO of Bayer AG

Thank you, Hanno. Execution of our stated strategy, namely driving profitable growth in innovation-driven industries with a growth profile of their own, has rendered superior returns for our shareholders. We will remain focused on that strategy across all of our businesses.

In Pharma, we will place particular attention on the maximization of the value of our launch products. We aim to advance the early and mid-stage pipeline. In Marketing and Sales, our focus will be on driving commercial excellence and we will continue to explore opportunities for partnerships, innovation and bolt-on acquisitions.

In Consumer Health, we are very well positioned and have strengthened this business recently with the acquisitions of Merck OTC and Dihon. Priority will now be placed on the globalization of established brands and the launch of our innovation pipeline. In emerging markets, we will advance our focus strategies, and overall, we want to capitalize on the synergy potential from recent acquisitions, while we remain open to incremental add-ons and alliances.

Let me briefly summarize why we believe this transaction to be a compelling transaction for shareholders of Bayer and Monsanto alike. Monsanto shareholders benefit from an all-cash offer that provides immediate and certain value at a substantial premium. In accepting this offer, Monsanto shareholders can capitalize on the benefits of an integrated business model, which Monsanto also has been advocating for quite some time now.  For Bayer shareholders, this transaction is highly accretive. It is highly value accretive as the creation of an integrated leader in agriculture provides substantial synergy potential, will be earnings accretive, enhance earnings growth and generate strong cash flows.

We are now looking forward to discussions with Monsanto and prepared to proceed immediately with due diligence and negotiations and to achieve an agreed transaction. So you see that we are fully committed to this compelling transaction. This concludes my remarks. Thank you for the time and we will now be happy to take your questions.

Host

Well, thanks, Werner, Liam and Johannes, and well, we’re open now for your questions.

Operator

Ladies and gentlemen, we are now beginning the Q & A session. If you’d like to ask a question, please press 9 and the star button on your phone. If you’d like to withdraw your question, again press 9 and the star button on your phone. And the first question comes from Mrs Hoening, Rheinische Post. Please go ahead with your question.

Mrs Hoening, Rheinische Post

Good morning. Monsanto has called the offer an unsolicited offer. Are you prepared to take a hostile takeover? My second question: will Monheim be the headquarter also in the long run?

Werner Baumann, CEO of Bayer AG

Thank you, Mrs Hoening, for this question. We are in constructive discussions with Monsanto. We went to see the CEO of Monsanto, Mr Grant, and his colleagues. We discussed and actually also provided the details of our offer as has been communicated today and that’s where we are.

Secondly, yes, the global headquarters of the division will be in Monheim.

Mrs Hoening, Rheinische Post

And what are the consequences for the employees?

Werner Baumann, CEO of Bayer AG

Well, we are at the beginning of this transaction, this proposed transaction, and not all questions that are out there can be answered at this point in time. I will say though, that this is a highly complementary combination for both businesses, and with that with great opportunities for employees of both companies.

Mrs Hoening, Rheinische Post

Thank you.

Operator

The next question comes from Mrs Becker, Börsenzeitung. Please go ahead.

Mrs Becker, Börsenzeitung

Yes, good morning. I’d like to know how you think to convince your shareholders who mentioned not to be happy with your deal, and the second one is regarding also an unfriendly approach. Would you stay to your offer if the board of Monsanto says they don’t think it’s OK?

Werner Baumann, CEO of Bayer AG

Well, good morning, Mrs Becker. Let me first come to how we convince shareholders. What we saw last week was understandably an uneducated reaction in the media and the press, because we did not communicate the details of our proposal, why it has such a compelling and convincing strategic rationale, and why it is so highly value-generative for our shareholders and actually the Monsanto shareholders at the same time. So, we are utterly convinced of the rationale, the attractiveness to actually all stakeholders that are out there, for the combined business and that is exactly what we are starting today with our communication and the explanation of all the details you need to know and understand in order to properly judge and render your opinion on this proposed transaction.

We have made a very attractive offer, and if you look at the offer and how it compares to the last closing share price prior to us making this offer, it commands a 37% premium on top of the undisturbed share price. So it is actually highly attractive by all means. We are convinced of that attractiveness for the Monsanto shareholders and we are eager to engage with Monsanto to negotiate and we are awaiting the response of the Monsanto board.

Operator

The next question comes from Mr Storbeck, Reuters. Please go ahead with your question.

Mr Storbeck, Reuters

Yeah, good morning, thanks for taking my question. I have two questions. Could you give more color on the synergies and how big the percentage of cost synergies and sales synergies is going to be? And my second question is on the trajectory of the deleveraging. So how long will it take to get Bayer back to the current net debt to EBITDA level, according to your information?

Werner Baumann, CEO of Bayer AG

Thank you, Mr Storbeck, for the question. I will answer the first question on synergies and then Mr Dietsch is going to give you an answer and perspective on our ability to deliver. First of all on the synergies, we will expect synergies in the order of magnitude of about 1.5 billion dollars after year three of the closing of the transaction. That is a synergy level we will reach at this point in time if we grow from there on, and will be further enhanced by the benefits of an integrated offering that is actually going to materialize and will continue to drive growth in the years thereafter. And now I hand over to Mr Dietsch.

Johannes Dietsch, CFO of Bayer AG

Maybe one sentence regarding our debt levels. We will use in the financing roughly 75%(1) in debt, which will increase our debt level in Bayer’s balance sheet substantially. We have discussed this with the rating agencies and we are willing to take a higher debt level with the strong desire to reduce that level thereafter with these strong cash flows, which will then bring us again into categories which fulfills our target, which is an A- rating target in long term. Temporarily we may accept a lower rating and you may have also seen a notice from Standard and Poor’s rating agencies, who said that they expect to be limited to a two notch downgrade. So again, we see strong cashflows with the combination which can be used to deleverage our balance sheets thereafter.

Operator

The next question comes from Mr Henning, Wall Street Journal. Please go ahead with your question.

Mr Henning, Wall Street Journal

Hello, good morning. Thanks for taking my questions. Three questions if I may. One, you said you want to launch a capital increase of as much as 25% of the EV of the target. Does sound up to 15.5 billion dollars in capital increase about right? Then, can you give us some color on how much your leverage is going to increase? You’re currently at roughly 1.5, I believe, times EBITDA. How much is that going to go up? Is it going to go up above four? And then can you rule out that you will partially float or spin off the agrochemicals business down the line after you’ve combined the entities? Oh, and maybe one last one: I don’t think you go into these kind of discussions with your best price, so the obvious question is, is this the best and final price? Thanks.

Werner Baumann, CEO of Bayer AG

OK, Mr Henning, you must be two people on the phone. It’s actually then two per person, I guess. So let me first hand over to Hanno Dietsch, who is going to answer the question on the rights offering and the leverage and, of course, I will then take the other two questions.

(1)                                This has been corrected from the audio version.

Johannes Dietsch, CFO of Bayer AG

Yeah, Henning, your calculation is absolutely correct. The capital increase will then translate from roughly $15.4 billion [US] or 14.0 billion Euros, the remainder with debt, and that will bring us in the balance sheet above four times EBITDA temporarily and thereafter we will quickly run down the debt levels again.

Werner Baumann, CEO of Bayer AG

So, we are running our businesses and developing our businesses as integral parts of the company. We have always done this and we will continue to do so, so you should expect that we will actually build this combined business as a global leading Ag business under our full control and ownership going forward. We have made a very attractive offer, as I mentioned before, 37% above the undisturbed share price as of May 9th, 2016. I think it is a value proposition that is ultra compelling to Monsanto shareholders and we are eagerly awaiting Monsanto’s board’s answer to our offer that is not conditioned by any financing condition. It is an all-cash offer, so there are no shares. It is immediate and certain value creation, or value crystallization, for the Monsanto shareholders.

Mr Henning, Wall Street Journal

Thanks.

Werner Baumann, CEO of Bayer AG

You’re welcome.

Operator

The next question comes from Mr Burger, Reuters. Please go ahead with your question.

Mr Burger, Reuters

Thanks. I’d like to know how do you plan to have a, as you say, fully integrated crop protection seeds business if you have two separate headquarters in two different time zones and the third one in digital farming? And the next question would be if you, as you say, you keep it under full control and ownership, arguably with a highly specialized capital market, you will be under pressure for being a conglomerate again. I know you would see it differently, but the capital market will look at it as such and how would you deal with any pressures to break up? Thank you.

Werner Baumann, CEO of Bayer AG

So Liam Condon is to answer the first questions and I’m going to take then thereafter your question on conglomerate, Mr Burger. Thanks for the questions.

Liam Condon, Member of the Board of Bayer AG and Head of Crop Science Division

Thank you. It is indeed our goal to create a truly integrated business, and this is actually very similar to what we, as Bayer, already have in place today. Our crop protection R&D is already based, or largely based in Germany, and our seeds and traits headquarters is already based in the US, so this is a business model that we are already running today, quite successfully. We have leading positions in the seeds and traits areas that we work in today and we have a leading position in crop protection as well, so we believe the combination works. We already have practical proof that it works and we have good practice in working across the Atlantic and making this model work, so we’re pretty confident about the model overall.

Werner Baumann, CEO of Bayer AG

So, Mr Burger, now let me come to your question and let me answer it in two steps. First of all, we are totally convinced of the industrial logic and that we are the best owner of this combined business going forward, and if you look at the past history over the last fifteen years, we have always identified, maybe somewhat earlier than others in some cases, unique opportunities for value creation and we skate where the value is. We have done this by changing the composition of our portfolio. Mr Dietsch mentioned before that it has quadrupled our share price over the last twelve years(2) and with that, there is no doubt that our strategy has been highly value creating and beneficial for shareholders and stakeholders alike. We have now made a step to focus our company on life sciences. You remember that just recently we IPOed a first piece of our ownership in Covestro. We still hold 64% of Covestro at this point in time and will divest of our remaining equity stake over time going forward. With that, we are going to be a pure life science company that is composed of three divisions: pharmaceuticals, consumer health and agriculture. How does the acquisition of Monsanto now fit into this? If you take a different perspective, you can also say that we are focusing on human, animal and plant health in our businesses. And with the acquisition of Monsanto, we are significantly strengthening our capabilities and skills, because in this essence, Monsanto is a biotechnology company. So if you look at it from this perspective, I hope you will agree that it is a compelling logic that strengthens the skills we have in the company to strengthen and develop these businesses as leaders in the industry segments. We do this with superior growth

(2)                                This has been corrected from the audio version.

and profitability profiles and we are utterly convinced that yet again, this will be a highly value-generating undertaking, as is also expressed by an immediate core EPS accretion that is then ramping up to double digits after the second year, already in the second year after completion of this transaction. So from our perspective -totally convincing and we will have to educate our shareholders and try to convince them of the logic and the attractiveness alike.

Operator

The next question comes from Mrs Julien, the AFP. Please go ahead with your question.

Mrs Julien, the AFP

Good morning, Julien from the French news agency, AFP. I have a more general question. In Europe Monsanto has a pretty bad reputation. How will you deal with it and will it damage the image of Bayer in Germany?

Werner Baumann, CEO of Bayer AG

Thank you for the question. Bayer has always, for the last 150 years, been driven by science, innovation and responsibility, also societal responsibility. So we think that we can deal with reputational issues of Monsanto. Under our ownership we have a very, very strong reputation. We stand for openness and transparency of our dialogue, with all stakeholder groups, also critical stakeholder groups. And I think if you look at what it is that we have to solve for, this is a huge societal challenge that we have to attack, and that is how do we provide for food safety and security in supply over the next decades so that we can feed and help feed an ever-growing population? That’s what we are up for. We know that we have to address, and very decisively address the point of reputational challenges of Monsanto in Europe. Our brand stands for responsibility, transparency and openness and you can trust and rely on us that we will engage with all stakeholders, also critical stakeholders, in society.

Operator

The next question comes from Ms Weiss, Reuters. Please go ahead with your question.

Ms Weiss, Reuters

Hello, good morning, together. I also have a follow-up question regarding the image of Monsanto. I would like to know how you will call the new crop science business? Will it keep its name, and will you also keep the name of Monsanto or will you let it fail? That’s the first question. And do we have to expect a faster exit from Covestro and also a sale of animal business quite soon to reduce the debt, and if I may, because many people ask for a hostile takeover, but you didn’t really answer the question. Would you rule out to go hostile? Thank you.

Werner Baumann, CEO of Bayer AG

Mrs Weiss, thank you for the questions. First, your question on image and name. I have to say that we respect everything that Monsanto brings to the table — a strong base in science, its hugely and excellently skilled workforce, their leadership in seeds and traits, and, of course, we want to leverage at our end the image and reputation of Bayer. What is going to come out of it when we bring these two businesses together is at this point in time a little bit early to tell. We have already mentioned that the entire acquisition of Monsanto is completely financed by debt and equity, and that also means that no portfolio measures are envisaged or necessary to finance this transaction, so that also means that there is nothing we need to, or will sell, driven by the acquisition of Monsanto. Everything else we might do and, as you know, we very actively develop our portfolio, will always stand on its own strategic merits and it would then, at a given point in time, be communicated, should we decide to further develop our businesses strategically, inside or outside of the company.

As I already mentioned, we are utterly convinced of the attractiveness of our offer. It is priced at     dollars per share. It has 37% premium over the undisturbed share price as of May 9th, and we fully expect a positive answer of the Monsanto board of directors, appreciating and acknowledging the keen interest of their shareholders to realize certain value and the benefit of an integrated offering that we can provide.

Operator

At the moment there seem to be no further questions. If you’d like to ask a question, please press 9 and the star button on your phone.

Host

We would have time for one more question if there is one. If that’s not the case, then thank you very much for being with us here on the call today. Thanks a lot for your questions and again for being up very early here with us on the call. And now we’d like to say goodbye. Thank you. Have a nice day.